RICHEMONT



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03029572


PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

18 August 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 1 August 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifle

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dw 9/28

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

Periode:	**18. Juli 2003 bis 1. August 2003**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 12. September 2002):	**5'154'040**
Anzahl "A" Units die einem langfristigen Exekutiv-Leistungsprogramm (zugewiesen)/zurückgenommen wurden (netto):	**0**
Nettobestand an eigenen "A" Units per 1. August 2003:	**23'419'000**

Das laufende Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

Datum: **4. August 2003**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve / Jenny McLennan
Telefon: 041/ 727 23 55

File no 82-4102

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

Période concernée:	**du 18 juillet 2003 au 1 août 2003**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002):	**5'154'040**
Nombre des "A" units qui ont été (affectées)/repris à un programme d'intéressement des cadres orienté sur le long terme (net):	**0**
Position nette en "A" units au 1 août 2003 :	**23'419'000**

Le programme de rachat courant porte sur un maximum de 6'500'000 "A" units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

Date: **le 4 août 2003**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55

RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


AUG 26 2003
187

18 August 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 15 August 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stf
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

Periode:	**2. August 2003 bis 15. August 2003**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 12. September 2002):	**5'154'040**
Anzahl "A" Units die einem langfristigen Exekutiv-Leistungsprogramm (zugewiesen)/zurückgenommen wurden (netto):	**0**
Nettobestand an eigenen "A" Units per 15. August 2003:	**23'419'000**

Das laufende Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

Datum: **18. August 2003**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve / Jenny McLennan
Telefon: 041/ 727 23 55

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

Période concernée: **du 2 août 2003 au 15 août 2003**

Nombre de "A" units achetées: **0**
Nombre de "A" units vendues: **0**

Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002): **5'154'040**

Nombre des "A" units qui ont été (affectées)/repris à un programme d'intéressement des cadres orienté sur le long terme (net): **0**

Position nette en "A" units au 15 août 2003 : **23'419'000**

Le programme de rachat courant porte sur un maximum de 6'500'000 "A" units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

Date: **le 18 août 2003**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55